
03057156



ARS

P.E.
12-31-02

APR 2 8 2003

1-13807



BUILT FOR A STRONGER TOMORROW

ElderTrust

2002 Annual Report

COMPANY PROFILE

ElderTrust is a self-managed real estate investment trust (REIT) that invests in the healthcare and senior housing industries. ElderTrust investment properties include assisted and independent living facilities, skilled nursing facilities and medical office buildings. As of December 31, 2002, the Company had approximately $328 million of direct and indirect investments in 32 healthcare related facilities in five states. ElderTrust is headquartered in Wilmington, Delaware.

ElderTrust operates in accordance with federal tax laws and regulations governing real estate investment trusts. As such, the Company is required to distribute at least 90% of its net taxable income, excluding any net capital gain, to its shareholders. ElderTrust's common shares of beneficial interest trade on the New York Stock Exchange under the symbol "ETT."



FINANCIAL HIGHLIGHTS

The financial highlights for the year 2002 include the consolidation, as of September 30, 2002, of the Company's investments in ET Sub-Meridian Limited Partnership, LLP (which holds leasehold and purchase option rights to seven skilled nursing facilities) and ET Sub-Cabot Park, LLC (which owns an independent living facility) and ET Sub-Cleveland Circle, LLC (which owns an assisted living facility). In prior periods, the Company's investments in these entities were recorded as investments in unconsolidated entities.

(Dollars in Thousands)	2002	2001[2]	2000[2]
Total Revenues	$ 25,329	$ 25,416	$ 26,368
Operating Expenses[1]	3,741	4,517	14,177
Impairment of Assets	2,119	450	5,306
Depreciation	7,117	5,634	5,806
Interest Expense	10,167	11,634	13,911
Net Income (Loss) Before Equity in Losses of Unconsolidated Entities and Minority Interest	2,185	3,181	(12,832)
Equity in Losses of Unconsolidated Entities	(1,364)	(2,590)	(10,010)
Minority Interest	(53)	(42)	1,530
Net Income (Loss) from Continuing Operations	768	549	(21,312)
Loss from Discontinued Operations	(262)	(25)	(18)
Net Income (Loss)	506	524	(21,330)
Weighted Average Basic Shares Outstanding	7,401	7,184	7,119
Weighted Average Diluted Shares Outstanding	7,691	7,442	7,119
Cash and Cash Equivalents	$ 7,398	$ 2,676	$ 3,105
Real Estate Properties, Net of Accumulated Depreciation	282,057	166,660	149,804
Property Held for Sale, Net	926	—	11,365
Real Estate Loans Receivable	—	—	41,559
Total Assets	306,775	205,555	237,687
Bank Credit Facility[3]	3,067	7,174	38,720
Mortgage and Bonds Payable	205,896	106,773	107,932
Shareholders' Equity	82,744	80,998	80,999

(1) 2000 data includes $9,265 of bad debt expense.
2001 data includes $116 of bad debt expense.

(2) Financial results for these years have been restated to reflect discontinued operations accounting, as required under Generally Accepted Accounting Principles (GAAP).

(3) The Wachovia Guidance Line was paid off on January 27, 2003. As of January 31, 2003, the Company had $7.5 million available for future borrowing under the Wachovia Guidance Line.



Michael R. Walker
Chairman

D. Lee McCreary, Jr.
President, Chief Executive Officer and Chief Financial Officer



Letter to Our Shareholders

2002 was a strategically important year for us. Our more significant accomplishments include creating a new banking relationship with Wachovia Bank, consolidating our significant off-balance sheet investments and, finally and most importantly, announcing our new dividend policy. In between, we relocated our corporate offices, monitored the strategic alternatives process initiated by Genesis Health Ventures, Inc., our most significant customer, and watched as Congress once again reduced Medicare reimbursements. Throughout 2002, we continued to execute our plan to strengthen our balance sheet by paying down our debt.

For the past three years, we have asked our shareholders to reinvest in the Company by foregoing the dividend. During that time, we have used our cash flow to reduce debt and strengthen our balance sheet. The alternative, raising equity at depressed share prices, was believed to be far too inefficient and dilutive to the equity interests. We are extremely pleased to report that our bank credit facility, which had a balance of approximately $40.0 million three years ago and $3.1 million at December 31, 2002, has been fully repaid as of the end of January 2003. We are also extremely pleased to report that the new dividend policy has been announced. As previously announced, our goal is to resume the declaration of quarterly dividends beginning in April 2003.

Effective September 30, 2002, Congress allowed temporary Medicare funding programs to expire. These programs provided funding while Congress reviewed the impact of the Prospective Payment System whose implementation in 1998 sent the long-term care industry into widespread bankruptcy. Today, we believe that the long-term care industry has become a "Boom and Bust" industry. Intense lobbying results in temporary reimbursement increases creating a "Boom." "Busts" occur as these temporary funding provisions expire. In our view, September 30, 2002 marked the end of the last Boom and the beginning of the next Bust. We also believe that both a stronger economy and an Administration committed to increased funding are necessary for this latest reimbursement crisis to improve.

We currently believe that we are in a fairly good position to weather this latest storm. Genesis, our primary tenant, widely regarded as one of the strongest credits in the long-term care industry, appears well positioned to survive this cycle. Their recent announcement to spin off their ElderCare business may be viewed as a weakening of the underlying credit. However, our business is to provide financing to this sector and we view this transaction as a unique opportunity to serve our most significant customer. Successfully addressing this latest change at Genesis should provide us a firmer foundation from which to grow, both in terms of customer relations and in assets.


Forward

Focused



The long-term care industry had enjoyed a robust year until the temporary Medicare funding programs expired on September 30, 2002. By year end, at least one operator had filed for bankruptcy protection and several others were experiencing financial difficulty. Our share price increased significantly at the end of 2001 upon Genesis' emergence from bankruptcy and closed at $8.20 on December 31, 2001. During 2002, the share price declined somewhat, closing at $7.01 on December 31, 2002, as generally weak economic conditions adversely impacted stocks and investor confidence.

We have a great deal to look forward to as we begin the new year. As a result of our efforts over the past several years to improve our financial condition, and in spite of the latest reimbursement crisis, we believe that ElderTrust begins 2003 stronger than at any time since 1998. Our hope is that our past investments, both in the Company and in its customer relationships, should reward us all as we move forward into 2003.

Looking back, 2002 was marked by several significant events. In particular, we refinanced our prior Bank Credit Facility, we consolidated our significant off-balance sheet entities and, finally, we announced our dividend policy.

In August, we obtained a new bank credit facility provided by Wachovia Bank called the Wachovia Guidance Line. The new bank credit facility is the first step in what we hope is a long-term banking relationship that will help us grow.

In September, we executed transactions allowing for the consolidation of our significant off-balance sheet investments. These investments had long been a source of confusion to the market place and we believe the consolidation of these entities was a major step forward in financial statement transparency.

Finally, in December we announced our long-awaited dividend policy. As we announced, our plan is to distribute $0.64 per share per year, or $0.16 per quarter, with the first quarterly dividend being declared in April 2003. Our policy was designed to address many aspects of the current business environment, including cash available for distribution, debt covenants and our expectations for the future.





The Company's 2002 results were positively impacted by the Company's aggressive debt repayment program and the favorable interest rate environment. Consolidated debt decreased by approximately $7.3 million as compared to 2001 (prepared on a pro forma basis by consolidating our significant off-balance sheet investments at both December 31, 2001 and 2002). In addition, the Company had accumulated cash of approximately $4.2 million to address further debt reductions shortly after year-end. One-month LIBOR, the benchmark for our floating rate debt, fell from approximately 4.2% for 2001 to approximately 1.83% for 2002. As stated previously, we refinanced our prior Bank Credit Facility in August 2002 with the Wachovia Guidance Line, which was repaid in full in January 2003.

Funds from operations (FFO) were $12.9 million in 2002 compared to $10.6 million in 2001. The most significant differences in reported FFO between 2002 and 2001 result from lower interest costs incurred in 2002 as a result of our rapid debt reduction program and lower interest rates. In addition, net income for both 2002 and 2001 was $0.5 million.

2002 was a year of modest but important achievements. We successfully refinanced our prior Bank Credit Facility and significantly de-levered the Company's balance sheet. Looking ahead, the recent Medicare reimbursement cuts and weak overall economy once again cast a shadow across the long-term care industry. We believe, however, that our past efforts have built the foundation for a stronger tomorrow and we hope to continue our progress toward a much brighter future for our company and our shareholders.

Michael R. Walker
Chairman

D. Lee McCreary, Jr.
President and Chief Executive Officer

Direct Real Estate Investments

(As of December 31, 2002)


4%
7%
31%
58%

Skilled Nursing · Independent Living · Assisted Living · Medical Office Building

LOCATIONS & PROPERTIES

(As of December 31, 2002)

Assisted Living	Beds/Units
Pennsylvania	571
Massachusetts	428
Total	999

Independent Living	Beds/Units
New Hampshire	72
Massachusetts	100
Total	172

Skilled Nursing	Beds*
Pennsylvania	1,004
New Jersey	636
Maryland	753
Total	2,393

Office Buildings	Square Footage
Pennsylvania	105,678
Maryland	10,961
New Jersey	4,100
Total	120,739

**Certain Skilled Nursing Facilities include some Assisted Living beds*

32

ElderTrust has direct and indirect investments in approximately 32 healthcare-related facilities in five states.

SELECTED FINANCIAL DATA

(in thousands, except per share data)

The following selected consolidated financial data are derived from the consolidated financial statements of the Company. The 2002 data include the consolidation of three entities that hold leasehold and purchase option rights to seven skilled nursing facilities and that own one assisted living facility and one independent living facility. The Company previously accounted for its investment in these properties under the equity method. As a result of the consolidation of these entities, the Company's total assets, debt, investments in unconsolidated entities, rental revenue, interest, depreciation expense and equity in losses of unconsolidated entities as of and for the year ended December 31, 2002 changed significantly. The following data should be read together with the Company's consolidated financial statements and related notes, and the other financial information included in this report, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	2002	2001	2000	1999	1998
Operating Data:					
Revenues	$25,329	$25,416	$ 26,368	$27,950	$21,033
Expenses:					
Property expenses	1,289	1,181	1,063	1,076	940
Interest expense	10,167	11,634	13,911	13,106	6,256
Depreciation and amortization	7,117	5,634	5,806	5,745	4,421
General and administrative, separation agreement and start-up expenses	2,452	3,220	3,592	5,404	4,648
Loss on impairment of long-lived assets	2,119	450	5,306	—	—
Bad debt expense	—	116	9,522	—	—
Total expenses	23,144	22,235	39,200	25,331	16,265
Equity in losses of unconsolidated entities, net	(1,364)	(2,590)	(10,010)	(2,482)	(648)
Minority interest	(53)	(42)	1,530	(15)	(265)
Net income (loss) from continuing operations before extraordinary item	768	549	(21,312)	122	3,855
Income (loss) from discontinued operations	(262)	(25)	(18)	58	118
Net income (loss) before extraordinary item	506	524	(21,330)	180	3,973
Extraordinary item, net of minority interest	—	—	—	(1,210)	—
Net income (loss)	$ 506	$ 524	$(21,330)	$ (1,030)	$ 3,973
Per Share Information:					
Basic net income (loss) per share:					
Weighted average common shares outstanding	7,401	7,184	7,119	7,198	7,369
Net income (loss) per share from continuing operations	$ 0.10	$ 0.07	$ (3.00)	$ 0.02	$ 0.52
Net income (loss) per share on discontinued operations	$ (0.03)	—	—	$ 0.01	$ 0.02
Net loss per share on extraordinary item	—	—	—	$ (0.17)	—
Net income (loss) per share	$ 0.07	$ 0.07	$ (3.00)	$ (0.14)	$ 0.54
Diluted net income (loss) per share:					
Weighted average common shares outstanding	7,708	7,442	7,119	7,198	7,369
Net income (loss) per share from continuing operations	$ 0.10	$ 0.07	$ (3.00)	$ 0.02	$ 0.52
Net income (loss) per share on discontinued operations	$ (0.03)	—	—	$ 0.01	$ 0.02
Net loss per share on extraordinary item	—	—	—	$ (0.17)	—
Net income (loss) per share	$ 0.07	$ 0.07	$ (3.00)	$ (0.14)	$ 0.54
Distributions per share	$ 0.00	$ 0.00	$ 0.60	$ 1.46	$ 0.97

SELECTED FINANCIAL DATA

(in thousands)

	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
Balance Sheet Data:					
Real estate properties, net	$282,983	$166,660	$149,804	$171,681	$ 176,129
Real estate loans receivable, net	—	—	41,559	48,646	47,899
Guidance Line/Bank Credit Facility	3,067	7,174	38,720	39,670	90,204
Mortgages, bonds, lease and notes payable	209,740	107,715	108,947	110,084	53,728
Total liabilities	220,562	119,916	152,931	155,053	149,162
Total shareholders' equity	82,744	80,998	80,099	103,440	113,296
Other Data:					
Cash flow provided by operating activities	10,671	11,101	7,430	16,727	13,742
Cash flow provided by (used in) investing activities	761	20,887	(256)	(4,855)	(205,402)
Cash flow provided by (used in) financing activities	(6,710)	(32,417)	(7,674)	(10,539)	193,932

The following is a summary of capital expenditures for the periods presented:

	2002	2001	2000	1999	1998
Recurring Capital Expenditures:					
Corporate/Administrative	$ 205	$ —	$ 8	$ 36	$ 5
Capital improvements	28	30	—	5	238
	233	30	8	41	243
Major renovations	300	111	126	1,289	—
Total capital expenditures	$ 533	$ 141	$ 134	$ 1,330	$ 243

Recurring capital expenditures include those expenditures made in the normal course of operations for corporate/administrative items and for routine improvements to the Company's existing properties.

Major renovations include those expenditures which are larger in scope than recurring capital expenditures both in dollar value and time to complete and generally enhance the marketability and revenue-producing capacity of the property.

SELECTED FINANCIAL DATA

(in thousands)

The following table presents the Company's Funds from Operations for the periods presented:

	2002	2001	2000	1999[1]	1998[1]
Funds from Operations:					
Net income (loss)	$ 506	$ 524	$(21,330)	$ (1,030)	$ 3,973
Minority interest	53	42	(1,530)	(67)	273
Minority interest from discounted operations	(12)	(1)	(1)	—	—
Net income (loss) before minority interest	547	565	(22,861)	(1,097)	4,246
Adjustments to derive funds from operations:					
Add: Depreciation and amortization:					
Consolidated entities	7,119	5,660	5,976	5,963	4,664
Unconsolidated entities	3,367	4,488	4,489	4,492	1,243
Impairment charges on real estate properties	2,434	450	5,306	—	—
Extraordinary loss on debt extinguishment	—	—	—	1,296	—
Funds from Operations before allocation to minority interest	13,467	11,163	(7,090)	10,654	10,153
Funds from Operations allocable to minority interest	(602)	(584)	470	(715)	(635)
Funds from Operations attributable to the common shareholders	$12,865	$10,579	$ (6,620)	$ 9,939	$ 9,518

(1) The White Paper on Funds from Operations approved by the Board of Governors of NAREIT in October 1999 defines Funds from Operations as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The Company believes that Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. The Company computes Funds from Operations using standards established by NAREIT which may not be comparable to Funds from Operations reported by other REITs that do not define the term using the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. Funds from Operations does not represent cash generated from operating activities using generally accepted accounting principles and should not be considered as an alternative to net income as an indication of the Company's financial performance, or to cash flow from operating activities as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions. Effective January 1, 2000, Funds from Operations includes both recurring and non-recurring results of operations, except those results defined as "extraordinary items" under generally accepted accounting principles and gains and losses from sales of depreciable operating property. For comparative purposes, Funds from Operations for periods prior to 2000 have been restated to conform to the new definition of Funds from Operations.

General

The Company is a self-managed and self-administered real estate investment trust ("REIT") that invests principally in senior housing and other healthcare facilities, primarily skilled nursing facilities, assisted and independent living facilities (or "senior living centers") and medical office and other buildings. The Company is the general partner of, and conducts all of its operations through, ElderTrust Operating Limited Partnership (the "Operating Partnership"). At December 31, 2002, the Company owned a 96.2% interest in the Operating Partnership.

The Company's consolidated assets consist primarily of the assets of the Operating Partnership and its consolidated subsidiaries. At December 31, 2002, the Company's consolidated assets primarily consisted of a diversified portfolio of 32 healthcare properties with a net book value of $283.0 million. The portfolio consists of eleven assisted living facilities, fifteen skilled nursing facilities, (seven of which are leased by the Company), two independent living facilities and four medical office and other buildings. Senior living centers comprised approximately 96% of the Company's consolidated assets at December 31, 2002.

Approximately 86% of the Company's consolidated assets at December 31, 2002 consisted of real estate properties leased to or managed by subsidiaries of Genesis or entities in which it has made equity investments ("Genesis Equity Investees"), which are leased or subleased to the prior owners or third parties. Revenues recorded by the Company in connection with these leases aggregated $18.3 million in 2002. As a result of these relationships with Genesis, the Company's revenues and ability to meet its obligations depend, in significant part, upon the ability of Genesis and Genesis Equity Investees to meet their lease obligations. Genesis emerged from bankruptcy in October 2001. Any failure of these entities to continue their operations and/or to continue to make lease payments to the Company could have a significant adverse impact on the Company's operations and cash flows due to the significant portion of our properties leased to such entities.

Possible Spin-Off by Genesis of its Eldercare Business

In February 2003, Genesis announced that its Board of Directors had approved the spin-off of its ElderCare business. This business includes our tenants that are currently owned, in whole or in part, by Genesis, as well as Genesis' other senior housing asset-based businesses. Under our lease terms, any assignment of the leases to a party in which Genesis has no ownership interest would require our consent. Such consent may not be unreasonably withheld. If the leases are assigned with our consent, the Genesis guarantee would be eliminated. However, we would be entitled to obtain guarantees from other parties in control of the tenant. Conversely, if the leases are assigned without our consent, the Genesis guarantee would remain in effect. We believe that the transaction proposed by Genesis may constitute an assignment of the leases. As a result, the transaction may require our consent should Genesis desire to eliminate its obligations under its guarantees. In determining whether to provide our consent, we intend to evaluate the current and expected operating performance of the leased properties and determine the need for, and availability of, substitute credit enhancements. The spin-off is expected to be completed during the latter part of 2003. To date, Genesis has not provided us with any financial information regarding the proposed spin-off nor has Genesis requested to be released from its guarantees although we expect that it will do so.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

The Company's critical accounting policies are as follows:

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment under criteria set forth under accounting principles generally accepted in the United States of America. These criteria require that a review be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Once circumstances require a review, the asset is tested to determine if it is impaired. An asset is impaired if the carrying amount of an asset is greater than the future net cash flows, measured on an absolute basis, expected to be generated by the asset. If the asset is impaired, the Company records an impairment charge equal to the asset's carrying amount over its estimated fair value.

Discontinued Operations

When management intends to dispose of a property and meets other criteria set forth under accounting principles generally accepted in the United States of America, the Company classifies the operating results of properties it intends to dispose of as discontinued operations. At that time, the Company performs an analysis of the property's cash flows and records any adjustment necessary to reduce the carrying value to the property's fair value less cost to sell.

Revenue Recognition

The Company's real estate assets are leased to operators primarily through long-term triple-net leases. These leases generally take the form of percentage, minimum or fixed rents. Lease payments are recognized as revenue when earned, based on the provisions of the underlying leases. The Company reports base rental revenue on these leases using the straight-line method over the terms of the respective leases. The Company records an unbilled rent receivable or payable representing the amount that the straight-line rental revenue exceeds or reduces the rent currently collectible under the lease agreements.

Investments in Unconsolidated Entities

The Company had several investments in entities in which the controlling voting interests were owned by Mr. D. Lee McCreary, Jr., the Company's President, Chief Executive Officer and Chief Financial Officer. The Company uses the equity method to account for investments in subsidiaries in which it does not have a controlling interest. The Company determines its ability to control these entities based upon its percentage of the voting interest. The Company evaluates its ability to control periodically and upon changes in ownership of the subsidiaries. During 2002, the Company acquired a controlling interest in three of these investments.

Results of Operations

Year ended December 31, 2002 compared to the year ended December 31, 2001

General

During September 2002, the Company acquired, or obtained options to acquire, from the Company's President and Chief Executive Officer the controlling 1% ownership interests in three entities, ET Sub Meridian Limited Partnership, LLP ("Meridian"), ET Sub-Cabot Park, LLC ("Cabot") and ET Sub-Cleveland Circle, LLC ("Cleveland"), that hold leasehold and purchase option rights to seven skilled nursing facilities and that own one assisted living facility and one independent living facility. During the option period, Mr. McCreary has surrendered operational control to the Company. The Company owned a 99% non-controlling interest in these entities since 1998. The Company previously accounted for its investment in these entities under the equity method. As of September 30, 2002, the Company consolidated the respective balance sheets of Meridian, Cabot and Cleveland with the Company's other operations. The results of operations of these entities are consolidated into the Company's consolidated statement of operations beginning October 1, 2002. As a result of this transaction, the Company's total assets, debt, investments in unconsolidated entities, rental revenue, interest, depreciation expense and equity in losses of unconsolidated entities changed significantly, however, net income was not materially changed. See Note 6 to the Company's Consolidated Financial Statements for supplemental pro forma results of operations as if the consolidation had been completed as of the beginning of the periods presented.

Revenues

Rental revenues were $21.9 million for 2002 as compared to $18.6 million for 2001. Rental revenues attributable to Genesis and Genesis Equity Investees totaled $18.3 million, or 72% of total revenues, for 2002 compared to $14.8 million, or 79% of total revenues, for 2001. The increase in rental revenues in 2002 is primarily due to the consolidation of Meridian, Cabot and Cleveland beginning in the fourth quarter of 2002.

Interest income was $0.3 million for 2002 as compared to $2.7 million for 2001. This decrease was a result of real estate loan repayments made to the Company during 2001.

Interest from investments in unconsolidated equity investees was $2.9 million for 2002 as compared to $3.9 million for 2001. This decrease is primarily due to the consolidation of Meridian, Cabot and Cleveland beginning in the fourth quarter of 2002. Approximately $2.4 million of interest income was recorded on loans made to Meridian, Cabot and Cleveland during 2002. These amounts will no longer be recognized in subsequent periods due to the elimination of these receivables following the consolidation of Meridian, Cabot and Cleveland as of September 30, 2002.

Expenses

Property operating expenses principally relate to medical office buildings, which are subject to leases that do not require the lessees to pay all property operating expenses. Property operating expenses for these properties were $1.3 million for 2002 compared to $1.2 million for 2001. Property operating expenses as a percentage of medical office building rental revenues decreased to 39.6% for 2002 from 41.4% for 2001.

Interest expense, which includes amortization of deferred financing costs of $0.5 million, was $10.2 million for 2002 as compared to $11.6 million, including amortization of deferred financing costs of $0.7 million for 2001. The decrease of $1.4 million is due to lower LIBOR rates during 2002. The weighted average interest rate on outstanding third-party debt decreased from 7.1% at December 31, 2001 to 6.8% at December 31, 2002. The Company's interest rate on the Wachovia Bank credit agreement ("Guidance Line") was 4.67% at December 31, 2002 compared to the rate on its Bank Credit Facility of 5.44% at December 31, 2001. Total debt increased from $114.9 million at December 31, 2001 to $212.8 million at December 31, 2002. This increase in debt is primarily the result of the consolidation of Meridian, Cabot and Cleveland beginning September 30, 2002.

Depreciation and amortization was approximately $7.1 million for 2002 compared to $5.6 million for 2001. This increase is primarily due to the consolidation of Meridian, Cabot and Cleveland beginning in the fourth quarter of 2002.

General and administrative expense was approximately $2.5 million for 2002 compared to $3.2 million for 2001.

This reduction is primarily due to a decrease in legal fees of approximately $0.9 million due to completion of the Genesis lease and loan restructuring transactions in January 2001 and the execution of the amended lease agreements.

Loss on impairment of long-lived assets was $2.1 million for 2002 and $0.5 million for 2001. This increase is due principally to the $2.1 million asset impairment charge recorded by the Company on its Harston Hall property that, along with the Pennsburg property, secure a $14.9 million mortgage loan that matures on April 10, 2003. The impairment charge was recorded due to changes in the expected holding period of the property.

Equity in Losses of Unconsolidated Subsidiaries

Equity in losses of unconsolidated subsidiaries decreased principally due to the consolidation of Meridian, Cabot and Cleveland beginning in the fourth quarter of 2002.

Loss from Discontinued Operations

The Salisbury Medical Office Building, located in Salisbury, Maryland, was classified as held for sale in June 2002. After adjusting for an impairment charge of $315,000, the property has a net carrying value of $926,000 as of December 30, 2002. The loss from discontinued operations for 2002 was $262,000 as compared to a net loss of $25,000 for the corresponding period in 2001. The increase is due to the recording of the impairment charge in 2002. The Company sold the Salisbury Medical Office Building at a purchase price of approximately $1.0 million. The proceeds were used to pay off the $1.0 million in debt secured by the property.

Year ended December 31, 2001 compared to the year ended December 31, 2000

Revenues

Rental revenues were $18.6 million for 2001 as compared to $18.4 million for 2000. Rental revenues attributable to Genesis and Genesis Equity Investees totaled $14.8 million, or 79% of total rental revenues, for 2001 compared to $14.8 million, or 80% of total rental revenues, for 2000.

Interest income was $2.7 million for 2001 as compared to $4.5 million, net of amortization of deferred loan costs of $145,000 for 2000, a 40.2% decrease. This decrease is due to the repayment of the underlying loans by the borrowers during 2001.

Interest income from investments in unconsolidated equity investees was $3.9 million for 2001 as compared to $3.3 million for 2000. This represents a 20.5% increase over the prior year which is primarily due to the interest payments received by the Company related to a $8.5 million note receivable from Meridian, an unconsolidated subsidiary of the Company. This note receivable was transferred to the Company in January 2001 as part of the Genesis restructuring.

Expenses

Property operating expenses principally relate to medical office buildings, which are subject to leases that do not require the lessees to pay all property operating expenses. Property operating expenses for these properties were $1.2 million for 2001 compared to $1.1 million for 2000. Property operating expenses as a percentage of medical office building rental revenues increased to 43.5% for 2001 from 38.2% for 2000.

Interest expense, which includes amortization of deferred financing costs of $0.7 million, was $11.6 million for 2001 as compared to $13.9 million, including amortization of deferred financing costs of $0.6 million for 2000. The decrease of $2.3 million is due to lower LIBOR rates and lower third-party debt balances outstanding. The weighted average interest rate on outstanding third-party debt decreased from 8.5% at December 31, 2000 to 7.1% at December 31, 2001. The Company's interest rate on the Bank Credit Facility was 5.44% at December 31, 2001 compared to 9.63% at December 31, 2000.

Depreciation and amortization was approximately $5.6 million for 2001 compared to $5.8 million for 2000. This decrease is primarily due to the Woodbridge property being held for sale during 2001. During the held for sale period, the property was not depreciated, as required under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of."

General and administrative expense was approximately $3.2 million for 2001 compared to $3.6 million for 2000. This decrease is primarily due to decreased compensation for officers of approximately $0.2 million, a decrease of $0.7 million in connection with expenses related to property due diligence transactions offset, in part, by an increase in legal expenses of approximately $0.6 million relating to the Genesis and Multicare lease and loan restructuring transactions that took place in January 2001 following Genesis' June 2000 Chapter 11 bankruptcy filing and the resolution of the Woodbridge property new lease agreement.

Bad debt expense was $0.1 million for 2001 and $9.5 million for 2000. The bad debt expense recorded in 2000 resulted from impairment charges recorded on real estate loans receivable of $7.1 million, investments in and advances to unconsolidated entities of $1.4 million and a note receivable from a former officer of the Company of $990,000.

Loss on impairment of long-lived assets was $0.5 million for 2001 and $5.3 million for 2000. The loss on impairment of long-lived assets recorded in 2000 resulted primarily from fair market value adjustments on real estate properties held for sale at December 31, 2000.

Equity in Losses of Unconsolidated Subsidiaries

The net losses recorded by the Company for its investment in unconsolidated subsidiaries were $2.6 million for 2001 and $10.0 million for 2000. The net decrease in net equity in losses of unconsolidated subsidiaries is primarily due to the Company recording its share of bad debt expense of $7.8 million recorded by ET Capital Corp. during 2000. See Note 6 to the Company's Consolidated Financial Statements for additional information.

Liquidity and Capital Resources

During August 2002, the Company entered into a new, 18-month credit agreement with Wachovia Bank.

The more significant terms of the new Guidance Line are:

- 18-month term;
- recourse loan secured by all properties not otherwise securing other loans;
- borrowings up to $7.5 million in the aggregate upon lender approval, subject to borrowing base limits;
- quarterly principal payments of $500,000;
- interest calculated at 325 basis points over LIBOR, which was elected by the Company, or an alternate rate of Wachovia Bank prime plus 0.5%, at borrower's election; and
- distributions to shareholders limited to 90% of funds from operations.

The amounts outstanding under the Guidance Line bear interest at a floating rate of 3.25% over LIBOR, or 4.67%, at December 31, 2002. On January 27, 2003, the Company paid approximately $3.1 million to Wachovia Bank to pay off the outstanding balance under the Guidance Line.

Cash provided by operating activities was $10.7 million for 2002 as compared to $11.1 million for 2001. Net cash provided by operating activities for 2002 is comprised of net income adjusted for non-cash items of $12.0 million offset by changes in assets and liabilities of $1.3 million.

Net cash provided by operating activities was $11.1 million for 2001 as compared to $7.5 million for 2000. This increase in cash of $3.6 million is comprised of the following: (a) an increase in net income of $21.8 million offset, in part, by (b), the net decrease in bad debt of $9.4 million, (c) the net decrease in loss on impairment of long-lived assets of $4.9 million, (d) the net decrease in minority interest and equity in losses from unconsolidated entities of $5.8 million, (e) the net decrease in depreciation and amortization of $0.2 million and (f) increased by the net change in operating assets and liabilities of $2.1 million.

Net cash provided by investing activities was $0.8 million for 2002 compared to $20.9 million for 2001. Net cash provided by investing activities for the year ended December 31, 2001 included $21.7 million received in principal payments on loans receivable offset, in part, by $0.8 million net increase in deposits and restricted cash and $0.1 million in capital expenditures.

Net cash provided by investing activities was $20.9 million for 2001 compared to net cash used in investing activities of $0.3 million for 2000. Net cash provided by investing activities for the year ended December 31, 2001 included (a) $21.7 million received in principal payments on loans receivable, (b) $0.2 million in proceeds from affiliates offset by (c) $0.8 million net increase in deposits and restricted cash.

Net cash used in financing activities was $6.7 million for 2002 compared to $32.4 million for 2001. The decrease in net cash used was due to a net decrease of $27.0 million related to payments on the Company's Bank Credit Facility and the Company's Guidance Line offset, in part, by the increase in payments on mortgages payable of $0.6 million.

Net cash used in financing activities was $32.4 million for 2001, compared to $7.7 million for 2000. The net cash used in financing activities for 2001 principally included $31.4 million in payments on the Credit Facility and $1.2 million in payments on mortgages. Net cash used in financing activities for 2000 included (a) $0.8 million in payments of deferred financing fees, (b) $1.0 million in payments on the Bank Credit Facility, (c) $1.1 million in payments on mortgages payable, (d) $4.6 million in distributions to shareholders and minority interests and (e) $0.2 million related to the purchase of partnership units.

The Company's working capital deficit was $14.3 million and $49.6 million at December 31, 2002 and 2001, respectively. The decrease in the working capital deficit at December 31, 2002 compared to 2001 was primarily due to the inclusion in current liabilities, at December 31, 2001, of three mortgages with unpaid principal balances totaling $14.8 million, which were in default based on technical requirements in the leases, and two mortgages secured by three properties with unpaid principal balances totaling $25.1 million that matured originally in December 2002. The Company has not received notice of default or acceleration on these loans. Therefore, the Company does not consider them to be a current liability. See Note 8 of the Company's Consolidated Financial Statements for additional information.

The 2002 working capital deficit also includes the $2.0 million current portion of the $3.1 million outstanding balance with the Guidance Line at December 31, 2002, which was required to be repaid by August 31, 2003. As discussed above, on January 27, 2003, the Company paid $3.1 million to Wachovia Bank to pay off the balance due under the Guidance Line. As of January 31, 2003, the Company has $7.5 million available for future borrowings under the Guidance Line, subject to lender approval and borrowing limitations.

Cash and cash equivalents were $7.4 million and $2.7 million at December 31, 2002 and December 31, 2001, respectively. The Company's management believes that available cash and cash equivalents should be sufficient to satisfy the Company's short-term working capital needs. Of the $7.4 million in cash at December 31, 2002, $3.1 million was used to pay off the Guidance Line on January 27, 2003.

The Company had three non-recourse mortgage loans secured by four properties with an aggregate principal balance of $30 million that matured in December 2002. The Company announced in November 2002 that the maturity date of one loan, secured by the Lopatcong property, had been extended until December 1, 2004. In February 2003, the lender also extended a $4.6 million mortgage loan secured by the Wayne property to December 1, 2004. In connection with the extension, the Company made a $1.1 million payment and reduced the balance outstanding from $4.6 million to $3.5 million. The lender has extended the maturity date of the remaining mortgage loan of $14.9 million, which is secured by the Harston Hall and Pennsburg properties, until April 10, 2003 to allow the time for the lender and the Company to negotiate a resolution of this loan. If the maturity date of this mortgage is not extended by the lender and the lender foreclosed on these properties securing the mortgages, the Company would lose the properties and the revenues it derives from the properties. Based upon conversations with the lender, several alternatives are available to satisfy the Company's obligation under the loan, which may include, among other alternatives, a further extension as a cash flow mortgage, sale or a title transfer via a "deed in lieu of foreclosure" transaction. At December 31, 2002, the Harston Hall and Pennsburg properties had a net book value of $13.8 million. During 2002, the Company derived $2.0 million of revenue and net income of $0.5 million from the properties.

As of December 31, 2002, the Company had shareholders' equity of $82.7 million and Guidance Line borrowings, capital lease obligations and mortgages, bonds and notes payable, aggregating $212.8 million, which represents a debt to equity ratio of 2.57 to 1. This is an increase from 1.42 to 1 at December 31, 2001. This increase is primarily due to a net increase in mortgages payable and capital lease obligations of $99.1 million resulting from the consolidation of Meridian, Cabot and Cleveland.

On December 4, 2002, the Company issued a press release addressing the dividend distribution policy. The Company stated that it intends to resume regular quarterly distributions to the holders of its common shares and that the initial distribution is expected to be declared in mid-April 2003. The Company estimates that, based upon its current estimate of operations and cash requirements, the per share distribution will be $0.64 per year, or $0.16 per quarter. Distributions by the Company are at the discretion of its Board of Trustees.

At December 31, 2002, the Company's third-party indebtedness of $209.0 million consisted of $33.1 million in variable rate debt and $175.9 million in fixed rate debt. The weighted average annual interest rate on this debt was 6.82% at December 31, 2002. Based on interest rates at December 31, 2002, annual debt service requirements related to this debt approximate $14.5 million.

Future increases in interest rates, as well as any defaults by tenants on their leases, could adversely affect the Company's cash flow and its ability to pay its obligations.

Facilities owned by the Company and leased to tenants under percentage and minimum rent triple-net leases require the lessee to pay substantially all expenses associated with the operation of such facilities. Facilities owned by the Company and subject to percentage and minimum rent leases represent approximately 87% of the Company's revenues at December 31, 2002. As a result of these arrangements, the Company does not believe it will be responsible for significant expenses in connection with the facilities during the terms of the leases. However, there can be no assurance the Company will not be responsible for significant expenses of its leased properties in the event one or more of its lessees default on their leases with the Company.

During 2000, the Company recorded significant bad debt expenses due to the Genesis bankruptcy filing related to loans and properties under lease and, as a result, recognized a net loss for financial reporting purposes. For federal income tax purposes, these losses totaling approximately $13.5 million were recorded in 2001 as required under applicable income tax rules. These losses will reduce the amount otherwise required by the Company to be distributed to meet REIT requirements.

Contractual Obligations and Commercial Commitments

The following table represents the Company's contractual obligations as of December 31, 2002 (amounts in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less Than 1 Year	1 to 2 Years	3 to 4 Years	5 Years and After
Long-term debt	$209,740	$18,671	$23,570	$9,439	$158,060
Guidance Line[1]	3,067	2,000	1,067	—	—
Operating leases	817	163	168	173	313
Total contractual obligations	$213,624	$20,834	$24,805	$9,612	$158,373

(1) On January 27, 2003, the Company paid approximately $3.1 million to Wachovia Bank to pay off the Guidance Line.

See "Qualitative and Qualitative Disclosures About Market Risk," and Note 8 of the Company's Consolidated Financial Statements for additional information.

As of December 31, 2002 the Company's commercial commitments consisted of the following:

The Company provided two letters of credit aggregating $1.0 million in connection with the Woodbridge and Highgate bond documents.

At December 31, 2002, the Company's total assets increased to $306.8 million from $205.6 million at December 31, 2001. This increase is primarily due to the consolidation of Meridian, Cabot and Cleveland as of September 30, 2002. The Company owns the leasehold and purchase option rights to seven skilled nursing facilities located in Maryland and New Jersey. The seven skilled nursing facilities are subleased to subsidiaries of Genesis. Genesis has guaranteed the subleases. The purchase options are exercisable in September 2008 for a cash exercise price of $66.5 million. In connection with its acquisition of a 99% interest in Meridian in 1998, the Company agreed to indemnify the property owners for any loss of deferral of tax benefits prior to August 31, 2008 due to a default under a sublease or if a cure of a default by the Genesis subsidiary leasing the facilities resulted in a taxable event to the owners. The Company also agreed to indemnify Genesis for any amounts expended by Genesis under the back-up indemnity provided by Genesis to the current owners for the same loss. The Company's maximum remaining exposure under these indemnity agreements is $9.1 million.

Additionally, the Company entered into an agreement in 1998 with respect to Cabot, Cleveland, Vernon Court and Heritage Andover (collectively, the "NDNE properties") that allows all deductions for depreciation and low income housing tax credits ("LIHTC") on the NDNE properties to be allocated to the holders of the class C (LIHTC) units of limited partnership interest of the Operating Partnership through 2012. The agreement further states that, in the event that prior to December 31, 2012, the Operating Partnership either disposes of all or any portion of its interests in the NDNE properties or takes any other action with respect to the NDNE properties that causes the qualified basis to be less than the amount thereof on the date of purchase and solely by reason of such disposition or other action all or any part of the LIHTC's actually allowed to the holders of the class C (LIHTC) units are subject to recapture pursuant to Section 42(j) of the Internal Revenue Code, the Operating Partnership shall pay to such holders of the class C (LIHTC) units cash in an amount equal to the "credit recapture amount," if any, payable by the holders of the class C (LIHTC) units solely as the result of such disposition or other action. The Operating Partnership also covenants that in the event that prior to December 31, 2013, the Operating Partnership either disposes of all or any portion of the Operating Partnership's interest in the NDNE properties or takes any other action with respect to the NDNE properties that causes the holders of the class C (LIHTC) units to have to recognize a "recapture" of all or any portion of the depreciation deductions that have been specially allocated to them, the Operating Partnership will pay to the holders of the class C (LIHTC) units cash in an amount equal to the excess of (a) 38% of such depreciation deductions that are required to be recaptured solely as the result of such disposition or other action over (b) the discounted present value of such amount, discounted from December 31, 2013 to the last day of the calendar year in which depreciation deductions are recaptured.

Financial Covenants

The Guidance Line contains various financial and other covenants, including, but not limited to, minimum fixed charge ratio, minimum tangible net worth, a total leverage ratio and minimum interest coverage ratio. Certain of the Company's other indebtedness also contains various financial and other covenants. At December 31, 2002, the Company was in compliance with these requirements.

The following table sets forth the material financial covenants to which we are subject under the Guidance Line and our other indebtedness, and the degree to which we complied with those covenants as of December 31, 2002:

Financial Covenant	Required Ratio/Test	Actual Ratio/Test
Minimum tangible net worth	$75.0 million	$86.2 million
Total leverage ratio	Less than 65%	54.8%
Minimum interest coverage ratio	Greater than 1.75	2.20
Minimum fixed charge ratio	Greater than 1.50	1.58
EBITDA to interest expense(1)	Greater than 1.60	1.98

(1) This EBITDA interest coverage ratio increases to 1.80:1 for 2003 and to 1.90:1 after June 30, 2004.

Funds from Operations

The following table presents the Company's Funds from Operations for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
		(in thousands)	
Funds from Operations[1]:			
Net income (loss)	$ 506	$ 524	$(21,330)
Minority interest	53	42	(1,530)
Minority interest from discontinued operations	(12)	(1)	(1)
Net income (loss) before minority interest	547	565	(22,861)
Adjustments to derive Funds From Operations:			
Add:			
Depreciation and amortization:			
Consolidated entities	7,119	5,660	5,976
Unconsolidated entities	3,367	4,488	4,489
Impairment charges on real estate properties	2,434	450	5,306
Funds from Operations before allocation to minority interest	13,467	11,163	(7,090)
Funds from Operations allocable to minority interest	(602)	(584)	470
Funds from Operations attributable to the common shareholders	$12,865	$ 10,579	$(6,620)
Other Data:			
Cash flow provided by operating activities	$10,671	$ 11,101	$ 7,430
Cash flow provided by (used in) investing activities	$ 761	$ 20,887	$ (256)
Cash flow used in financing activities	$ (6,710)	$(32,417)	$(7,674)

(1) For information on the definition of Funds from Operations, see footnote 1 to the Funds from Operations table under "Selected Financial Data."

Impact of Inflation

Earnings of the Company are primarily from long-term investments with fixed interest rates and fixed and percentage rental streams. These investments are mainly financed with a combination of equity, long-term mortgages and borrowings under the revolving lines of credit. During inflationary periods, which generally are accompanied by rising interest rates, the Company's ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs.

Recent Accounting Pronouncements

See the Company's Consolidated Financial Statements and related notes for information relating to the impact on the Company of new accounting pronouncements.

Summary Condensed Consolidated Financial Data of Genesis

As leases with Genesis represent a significant portion of the Company's consolidated assets and revenues, the Company has included certain summary condensed consolidated financial data of Genesis for the periods discussed on following page. The summary condensed consolidated financial data of Genesis was taken from Genesis' annual report on Form 10-K for the year ended September 30, 2002 and from Genesis' quarterly report on Form 10-Q for the quarter ended December 31, 2002 as filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Genesis is subject to the information filing requirements of the Exchange Act, and in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available at the following Regional Offices of the Commission: 7 World Trade Center, New York, NY 10048, and 500 West Madison Street, Suite 1400, Chicago, IL 60661. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like Genesis, that file electronically with the SEC. The address of that site is http://www.sec.gov.

The following table sets forth certain summary condensed consolidated financial data for Genesis as of and for the quarter ended December 31, 2002 and the years ended September 30, 2002 and 2001.

	For the Quarter Ended December 31,	For the Years Ended September 30,	
	2002	2002	2001
	Successor	Successor	Successor
	(in thousands except per share data)		
Net revenues	$669,511	$2,623,679	$ 2,452,171
Operating income before debt restructuring, reorganization costs and capital and other costs[1]	63,346	253,166	126,460
Debt restructuring and reorganization costs	—	4,270	1,083,407
Loss on sale of assets	—	—	540
Depreciation and amortization	16,671	63,102	104,394
Lease expense	7,162	27,716	35,011
Interest expense, net	11,405	47,963	118,552
Income (loss) before income taxes, equity in net income (loss) of unconsolidated affiliates, minority interest, extraordinary items and discontinued operations	28,108	110,115	(1,215,444)
Income tax expense	10,961	32,463	—
Income (loss) before equity in net income (loss) of unconsolidated affiliates, minority interest and extraordinary items	17,147	77,652	(1,215,444)
Minority interest	(1,115)	(2,838)	23,456
Equity in income (loss) of unconsolidated affiliates	147	1,579	(10,213)
Preferred stock dividends	(683)	(2,599)	(45,623)
Loss from discontinued operations, net of taxes	(3,559)	(3,627)	(15,085)
Extraordinary items, net of tax	—	—	1,509,918
Net income applicable to common shareholders	$ 11,937	$ 70,167	$ 247,009

(1) Capital costs include depreciation, amortization, lease expense and interest expense.

	For the Quarter Ended December 31,	For the Years Ended September 30,	
	2002	2002	2001
	Successor	Successor	Successor
	(in thousands, except per share data)		
Per Common Share Data:			
Basic:			
Income (loss) from continuing operations	$ 0.37	$ 1.79	$ (25.65)
Net (loss) from discontinued operations	(0.09)	(0.09)	(0.31)
Extraordinary item	—	—	31.04
Net income	$ 0.29	$ 1.70	$ 5.08
Weighted average shares of common stock and equivalents	41,458	41,226	48,641
Diluted:			
Income (loss) from continuing operations	$ 0.37	$ 1.76	$ (25.65)
Net (loss) from discontinued operations	(0.08)	(0.08)	(0.31)
Extraordinary item	—	—	31.04
Net income	$ 0.29	$ 1.68	$ 5.08
Weighted average shares of common stock and equivalents	43,712	43,351	48,641

(continued)

	December 31, 2002	September 30, 2002	September 30, 2001
	Successor	Successor	Successor
		(dollars in thousands)	
Balance Sheet Data:			
Working capital	$ 416,223	$ 449,006	$ 282,016
Total assets	1,961,961	1,989,495	1,839,220
Long-term debt	613,377	648,939	603,268
Shareholders' equity	927,530	914,123	834,858

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's bonds payable and most of the Company's mortgages payable bear interest at fixed rates. The Company is exposed to market risks related to fluctuations in interest rates on its Guidance Line and variable rate mortgages. The Company utilizes interest rate cap provisions within its debt agreements to limit the impact that interest rate fluctuations have on its variable rate mortgages. The Company does not utilize interest rate swaps, forward or option contracts on foreign currencies or commodities, or any other type of derivative financial instruments.

For fixed rate debt, changes in interest rates generally affect the fair market value of the underlying indebtedness, but not earnings or cash flows. The Company generally cannot prepay fixed rate debt prior to maturity without premium. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until the Company would be required to refinance such debt. The maturity schedule for the Company's fixed rate mortgages, notes and bonds payable is as follows (in thousands):

2003	$ 3,458
2004	3,706
2005	3,986
2006	4,284
2007	4,119
Thereafter	91,048
	$110,601

At December 31, 2002, the fair value of the Company's fixed rate mortgages and bonds payable is approximately $116.0 million.

For variable rate debt, changes in interest rates generally do not impact fair market value, but do affect future earnings and cash flows. At December 31, 2002, the fair value of the Company's variable rate debt approximates its carrying value of $33.1 million. The weighted average interest rate on borrowings outstanding under the Guidance Line and variable rate mortgages was 4.44% at December 31, 2002. Assuming the variable rate mortgage balances outstanding at December 31, 2002 of $30.0 million remains constant, each one percentage point increase in interest rates from 4.44% at December 31, 2002 would result in an increase in interest expense for the coming year of approximately $300,000. Amounts outstanding under the Guidance Line bear interest at a rate of 3.25% over LIBOR. Variable rate mortgages bear interest at 3.00% over one-month LIBOR.

The Company may borrow additional money with variable interest rates in the future. Increases in interest rates, therefore, would result in increases in interest expenses, which could adversely affect the Company's cash flow and its ability to pay its obligations and make distributions to shareholders at current levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

INDEPENDENT AUDITORS' REPORT

The Board of Trustees and Shareholders
ElderTrust:

We have audited the accompanying consolidated balance sheets of ElderTrust and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ElderTrust and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets in 2002."


KPMG

McLean, Virginia
January 27, 2003, except as to Note 8,
which is as of March 13, 2003

ElderTrust

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

(in thousands, except share and per share amounts)

	2002	2001
ASSETS		
Assets:		
Real estate properties, at cost	$306,553	$169,078
Less—*accumulated depreciation*	(44,921)	(19,745)
Land	20,425	17,327
Net real estate properties	282,057	166,660
Property held for sale	926	—
Cash and cash equivalents	7,398	2,676
Restricted cash	11,259	9,245
Accounts receivable, net of allowance of $16 and $340, respectively	119	386
Accounts receivable from unconsolidated entities	65	1,552
Prepaid expenses	613	403
Investment in and advances to unconsolidated entities, net of allowance of $1,292 and $1,405, respectively	3,187	24,033
Other assets, net of accumulated amortization and depreciation of $1,128 and $2,817, respectively	1,151	600
Total assets	$306,775	$205,555
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Guidance Line/Bank Credit Facility	$ 3,067	$ 7,174
Accounts payable and accrued expenses	1,441	1,024
Accounts payable to unconsolidated entities	47	11
Mortgages, notes and bonds payable, including a mortgage on a property held for sale of $1,022, and capital lease obligations	205,896	106,773
Notes payable to unconsolidated entities	3,844	942
Other liabilities	6,267	3,992
Total liabilities	220,562	119,916
Minority interest	3,469	4,641
Shareholders' equity:		
Preferred shares, $.01 par value; 20,000,000 shares authorized; none outstanding	—	—
Common shares, $.01 par value; 100,000,000 shares authorized; 7,540,142 and 7,336,331 issued and outstanding, respectively	75	73
Capital in excess of par value	121,988	120,750
Deficit	(39,319)	(39,825)
Total shareholders' equity	82,744	80,998
Total liabilities and shareholders' equity	$306,775	$205,555

The accompanying notes to consolidated financial statements are an integral part of these statements.

ElderTrust

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2002, 2001 and 2000

(in thousands, except per share amounts)

	2002	2001	2000
Revenues:			
Rental revenues	$ 21,906	$18,593	$ 18,437
Interest, net of amortization of deferred loan origination costs	290	2,715	4,542
Interest from unconsolidated equity investees	2,888	3,920	3,252
Other income	245	188	137
Total revenues	25,329	25,416	26,368
Expenses:			
Property operating expenses	1,289	1,181	1,063
Interest expense, including amortization of deferred finance costs	10,167	11,634	13,911
Depreciation and amortization	7,117	5,634	5,806
General and administrative	2,452	3,220	3,592
Bad debt expense	—	116	9,522
Loss on impairment of long-lived assets	2,119	450	5,306
Total expenses	23,144	22,235	39,200
Net income (loss) before equity in losses of unconsolidated entities, minority interest and discontinued operations	2,185	3,181	(12,832)
Equity in losses of unconsolidated entities, net	(1,364)	(2,590)	(10,010)
Minority interest	(53)	(42)	1,530
Net income (loss) from continuing operations	768	549	(21,312)
Loss from discontinued operations	(262)	(25)	(18)
Net income (loss)	$ 506	$ 524	$(21,330)
Basic weighted average number of common shares outstanding	7,401	7,184	7,119
Net income (loss) per share from continuing operations—basic	$ 0.10	$ 0.07	$ (3.00)
Net loss on discontinued operations	$ (0.03)	—	—
Net income (loss) per share—basic	$ 0.07	$ 0.07	$ (3.00)
Diluted weighted average number of common shares outstanding	7,708	7,442	7,119
Net income (loss) per share from continuing operations—diluted	$ 0.10	$ 0.07	$ (3.00)
Net loss on discontinued operations	$ (0.03)	—	—
Net income (loss) per share—diluted	$ 0.07	$ 0.07	$ (3.00)

The accompanying notes to consolidated financial statements are an integral part of these statements.

ElderTrust

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000

(in thousands)

	Shares Outstanding	Common Shares	Capital In Excess of Par Value	Deficit	Note Receivable From Former Officer	Total Shareholders' Equity
Balances at December 31, 1999	7,119	$71	$ 119,106	$ (14,747)	$(990)	$ 103,440
Purchase of partnership units	—	—	1,271	—	—	1,271
Net loss	—	—	—	(21,330)	—	(21,330)
Distributions	—	—	—	(4,272)	—	(4,272)
Bad debt allowance on loan from former officer	—	—	—	—	990	990
Balances at December 31, 2000	7,119	71	120,377	(40,349)	—	80,099
Purchase of partnership units	—	—	38	—	—	38
Net income	—	—	—	524	—	524
Share options exercised	217	2	170	—	—	172
Share warrants issued	—	—	165	—	—	165
Balances at December 31, 2001	7,336	73	120,750	(39,825)	—	80,998
Redeemed partnership units	95	1	1,193	—	—	1,194
Net income	—	—	—	506	—	506
Share options exercised	18	—	45	—	—	45
Share warrants exercised	91	1	—	—	—	1
Balances at December 31, 2002	**7,540**	**$75**	**$121,988**	**$(39,319)**	**$ —**	**$ 82,744**

The accompanying notes to consolidated financial statements are an integral part of these statements.

ElderTrust

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001 and 2000

(in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss) from continuing operations	$ 768	$ 549	$(21,312)
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	7,684	6,360	6,569
Bad debt expense	—	116	9,522
Loss on impairment of long-lived assets	2,434	450	5,306
Minority interest and equity in losses from unconsolidated entities	1,405	2,642	8,480
Deferred lease costs	(154)	—	—
Discontinued operations	(254)	(9)	8
Net changes in assets and liabilities:			
Accounts receivable and prepaid expenses	(677)	1,206	(1,244)
Accounts payable and accrued expenses	406	(589)	77
Other	(946)	376	24
Net cash provided by operating activities	10,666	11,101	7,430
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of controlling partnership interest	410	—	—
Capital expenditures	(533)	(141)	(134)
Proceeds from collection on advances to unconsolidated entities	705	195	1,536
Payments received on real estate loans receivable	—	21,697	—
Net increase in reserve funds and deposits—restricted cash	179	(834)	(1,658)
Other	—	(30)	—
Net cash provided by (used in) investing activities	761	20,887	(256)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Deferred finance costs	(525)	—	(797)
Borrowings under guidance line	3,067	—	—
Payments under credit facility	(7,370)	(31,352)	(950)
Payments on mortgages payable	(1,784)	(1,146)	(1,061)
Purchase of partnership units	—	(18)	(203)
Distributions to shareholders	—	—	(4,272)
Distributions to minority interests	(3)	—	(327)
Stock options exercised	45	172	—
Other	(135)	(73)	(64)
Net cash used in financing activities	(6,705)	(32,417)	(7,674)
Net increase (decrease) in cash and cash equivalents	4,722	(429)	(500)
Cash and cash equivalents, beginning of period	2,676	3,105	3,605
Cash and cash equivalents, end of period	$ 7,398	$ 2,676	$ 3,105

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Organization and Operations

ElderTrust was formed in the State of Maryland in 1997 and began operations upon the completion of its initial public offering in January 1998. ElderTrust elected to be taxed as a real estate investment trust beginning for its year ended December 31, 1998.

At December 31, 2002 and 2001, ElderTrust's total assets consisted primarily of a 96.2% and 94.9% interest in ElderTrust Operating Limited Partnership (the "Operating Partnership"), and its wholly-owned subsidiaries and controlled partnerships (collectively, "ElderTrust," "We" or the "Company"), respectively. At December 31, 2002 and 2001, the Company's consolidated assets primarily consisted of a diversified portfolio of 32 and 23 healthcare properties, respectively, consisting primarily of assisted living and skilled nursing facilities which are leased back to the prior owners or other third parties. At December 31, 2001, the Company's consolidated assets also included (a) a 99% non-voting limited partnership interest in an unconsolidated entity (ET Sub-Meridian Limited Partnership, LLP, "Meridian") which holds leasehold and purchase option rights for seven skilled nursing facilities and (b) a 99% non-voting limited member interest in two other unconsolidated entities (ET Sub-Cabot Park, LLC, "Cabot") which owns an independent living facility and (ET Sub-Cleveland Circle, LLC, "Cleveland") which owns an assisted living facility. Since September 30, 2002, the Company has consolidated the respective balance sheets of Meridian, Cabot and Cleveland and their results of operations. See Note 6 of the Company's consolidated financial statements for additional information.

Approximately 86% and 71% of the Company's consolidated assets at December 31, 2002 and 2001, respectively, consisted of real estate properties leased to or managed by Genesis Health Ventures, Inc. or its consolidated subsidiaries (unless the context otherwise requires, collectively, "Genesis") or entities in which Genesis accounts for its investment using the equity method of accounting ("Genesis Equity Investees"). As such, the Company's consolidated revenues and ability to make expected distributions to shareholders depends, in significant part, upon the revenues derived from Genesis. See Note 5 for additional information. Michael Walker, ElderTrust's Chairman of the Board of Trustees, served as Chief Executive Officer of Genesis from 1985 until May 2002 and as Chairman of the Board of Genesis from 1985 until October 2002.

Basis of Presentation

The consolidated financial statements of ElderTrust include all the accounts of ElderTrust, the Operating Partnership, and the Operating Partnership's wholly-owned and controlled subsidiaries. Intercompany balances and transactions have been eliminated. Meridian, Cabot and Cleveland's results of operations have been consolidated beginning October 1, 2002. Certain other amounts included in the consolidated financial statements for prior periods have been reclassified for comparative purposes to conform to the presentation for 2002.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash and have an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents bond and operating reserve funds required in connection with outstanding debt issues, security deposits, letters of credit and mortgage escrow accounts.

Real Estate Properties

Real estate properties are recorded at cost. Acquisition costs and transaction fees, including legal fees, title insurance, transfer taxes, external due diligence costs and market interest rate adjustments on assumed debt directly related to each property are capitalized as a cost of the respective property. The cost of real estate properties acquired is allocated between land and buildings and improvements based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over an estimated composite useful life of twenty-eight and one-half years for buildings and improvements.

We classify the properties we are actively marketing as held for sale once all of the following conditions are met:

- our board has approved the sale, and
- we have a fully executed agreement with a qualified buyer which provides for no significant outstanding or continuing obligations with the property after sale.

We carry properties held for sale at the lower of their carrying values or estimated fair values less costs to sell. We cease depreciation at the time the asset is classified as held for sale. We segregate the held for sale properties on our consolidated balance sheet.

Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amended SFAS No. 123, "Accounting for Stock-Based Compensation." The new standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in the annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. In compliance with SFAS No. 123, ElderTrust has elected to continue to follow the intrinsic value method in accounting for stock-based employee compensation arrangements as defined by Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and has made the applicable disclosures in the consolidated financial statements required by SFAS No. 148.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. The interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The interpretation applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. ElderTrust does not anticipate that the adoption of FIN No. 46 will have a material effect on its financial position or results of operations.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, which includes real estate properties, and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

We adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144. "Accounting for the Impairment or Disposal of Long-Lived Assets," on January 1, 2002. SFAS No. 144 requires the current and prior period operating results of any asset that has been classified as held for sale or has been disposed of on or after January 1, 2002, including any gain or loss recognized, to be recorded as discontinued operations.

Deferred Financing Costs

Deferred financing costs are incurred in the process of acquiring financing for the Company. The Company amortizes these costs over the term of the respective loan using a method that approximates the interest method.

Income Taxes

The Company has been organized and operated in a manner so as to qualify for taxation as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a result, the Company generally will not be subject to income tax on its taxable income at corporate rates to the extent it distributes with respect to each year 90% of its taxable income, excluding net capital gain, to its shareholders and complies with certain other requirements (although the Company will pay tax to the extent of any taxable income that it retains, even if it qualifies as a REIT). The Company intends to continue to qualify as a REIT, and, in light of the Company's net operating losses described below, no provision has been made for federal income taxes for the Company in the accompanying financial statements.

Leases and Rental Income

Real estate properties are leased to operators primarily on a long-term triple-net lease basis. Two of these leases provide for rents based on a specific percentage of facility operating revenues with no required minimum rent ("percentage rent leases"). Other leases provide for base rent, increasing each year by the lesser of 5% of the increase in facility revenues for the immediately preceding year or one-half of the percentage increase in the Consumer Price Index for the immediately preceding year ("minimum rent leases"). Both types of leases are triple-net leases that require the lessees to pay all operating expenses, taxes, insurance, maintenance and other costs, including a portion of capitalized expenditures. The remaining leases ("fixed rent leases") are with tenants in the medical office and other buildings and provide for specific annual rents, subject to annual increases in some of the leases.

Generally, lease payments are recognized as revenue in accordance with lease terms. Certain of the leases provide for scheduled annual rent increases. The Company reports base rental revenue on these leases using the straight-line method over the terms of the respective leases. The Company records an unbilled rent receivable or payable representing the amount that the straight-line rental revenue exceeds or reduces the rent currently collectible under the lease agreements.

Share Option Plans

The Company applies the intrinsic value based method of accounting prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan share options. As such, compensation expense would be recorded only if the current market price of the underlying shares on the date of grant exceeded the exercise price.

No compensation expense has been recognized for options granted under the 1998 and 1999 Share Option and Incentive Plans as the Company adopted the disclosure-only provisions of SFAS No. 123, "Stock-Based Compensation." Under SFAS No. 123, compensation expense of $108,000, $88,000 and $114,000 would have been recorded in 2002, 2001 and 2000, respectively, for the 1998 and 1999 Plans based upon the fair value of the option awards.

Pro forma net income (loss) and income (loss) per share would have been as follows:

	2002	2001	2000
Net income (loss) as reported	$ 506	$ 524	$(21,330)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	108	88	114
Pro forma net income (loss)	398	436	(21,444)
Net income (loss) per share, as reported—basic and diluted	$0.07	$0.07	$ (3.00)
Pro forma net income (loss) per share—basic and diluted	$0.05	$0.06	$ (3.01)

Investments in Unconsolidated Entities

The Company has an investment in ET Capital Corp., an entity in which the controlling voting interest is owned by Mr. D. Lee McCreary, Jr., the Company's President, Chief Executive Officer and Chief Financial Officer. As a result, the Company accounts for this investment using the equity method of accounting.

Net Income/(Loss) per Share

Basic net income/(loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income/(loss) per share is calculated by dividing net income/(loss) by the addition of weighted average common shares outstanding and common share equivalents, if dilutive.

Segment Reporting

The Company is a real estate investment trust whose primary objective is to invest in healthcare facilities. The Company has one reportable segment, investments in healthcare facilities.

3. Discontinued Operations

Under Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company is required to reclassify from continuing operations to discontinued operations, the results of operations from any property that is disposed of or is classified as held for sale and where the Company will not have significant continuing involvement.

The following represents the summary of results of operations of the Salisbury Medical Office Building, which has been classified as held for sale at December 31, 2002 and the classification of the results as to discontinued operations.

	Year Ended December 31,		
	2002	2001	2000
	(amounts in thousands)		
Rental revenue	$ 182	$168	$164
Other income	62	46	53
Total revenue	244	214	217
Interest expense	93	93	96
Depreciation and amortization	19	45	44
Property operating expense	56	69	65
General and administrative	34	33	31
Loss on impairment of asset	315	—	—
Total expenses	517	240	236
Loss before minority interest	(273)	(26)	(19)
Minority interest	11	1	1
Loss from discontinued operations	$(262)	$ (25)	$ (18)

On March 7, 2003, the Company sold the Salisbury Medical Office Building to an unrelated third party and received approximately $1.0 million. The funds were used to repay the mortgage securing the property.

4. Real Estate Investments

As of December 31, 2002, the Company had investments in 32 real estate properties located in five states. The properties include eleven assisted living facilities and two independent living facilities with a total of 1,171 beds, fifteen skilled nursing facilities with a total of 2,393 beds, and four medical office and other buildings. The Company leases its assisted living, independent living and skilled nursing properties to operators pursuant to long-term triple-net leases.

At December 31, 2002, future minimum lease payments receivable are as follows (dollars in thousands):

2003	$ 31,947
2004	32,138
2005	31,040
2006	30,617
2007	30,011
Thereafter	43,229
	$198,982

5. Concentration of Risk

Revenues recorded by the Company under leases with and loans to Genesis or Genesis Equity Investees were approximately $18.3 million, $16.1 million and $17.9 million in 2002, 2001 and 2000, respectively. All loans were repaid in 2001. The Company's equity in net losses of unconsolidated entities (see Note 6) derived from arrangements with Genesis or Genesis Equity Investees totaled approximately $1.5 million, $2.3 million and $2.8 million in 2002, 2001 and 2000, respectively. The Company did not have any equity in net losses of unconsolidated entities derived from arrangements with Genesis or Genesis Equity Investees subsequent to October 1, 2002. The Company's consolidated revenues depend, in significant part, upon the revenues derived from Genesis.

6. Investments in Unconsolidated Entities

During September 2002, the Company acquired, or obtained options to acquire (collectively, the "Acquisition"), from D. Lee McCreary, Jr., ElderTrust's President and Chief Executive Officer, the controlling 1% ownership interests in entities that hold leasehold and purchase option rights to seven skilled nursing facilities and that own one assisted living facility and one independent living facility. The Company has owned a non-controlling 99% interest in these entities since 1998. The seven skilled nursing facilities are subleased to an affiliate of Genesis, the Company's principal tenant, for an initial ten-year period with a ten-year renewal exercisable by the tenant. Genesis has guaranteed the subleases. Purchase options totaling $66.5 million are exercisable in September 2008. The independent and assisted living facilities are also leased to an affiliate of Genesis and Genesis has guaranteed the lease payments.

Under the terms of the Acquisition, the Company acquired Mr. McCreary's interest in the general partnership of Meridian, which holds leasehold and purchase option rights to seven skilled nursing facilities, and options to acquire his managing member interests in Cabot and Cleveland for approximately $85,000. Cabot and Cleveland own a single independent living and assisted living facility, respectively. The options, which the Company intends to exercise upon receipt of lender approval, are exercisable for a combined additional price of approximately $17,000. Mr. McCreary has agreed to transfer operational and managerial control of Cabot and Cleveland to the Company during the option period. The purchase prices for Mr. McCreary's interests in the skilled nursing, independent and assisted living facilities were determined based upon the estimated fair market value of the interests acquired.

Prior to the Acquisition, the Company accounted for its investment in these properties under the equity method. As of December 31, 2002, the Company has consolidated the balance sheets of Meridian, Cabot and Cleveland with the Company's other operations. The results of operations of Meridian, Cabot and Cleveland are consolidated in the Company's consolidated statement of income beginning October 1, 2002.

Supplemental unaudited pro forma results of operations for 2002 and 2001 as if the acquisition had been completed at the beginning of the years presented is as follows:

	2002	2001
Revenues	$32,897	$35,437
Expenses	32,216	34,542
Income from continuing operations	753	526
Loss from discontinued operations	(262)	(25)
Net income	491	501
Earnings per share—basic	$ 0.07	$ 0.07
Earnings per share—diluted	$ 0.06	$ 0.07

The following is a summary of the Company's investment in and advances to unconsolidated entities accounted for by the equity method of accounting. As of December 31, (dollars in thousands):

	2002	2001
ET Capital Corp.	$3,187	$ 3,162
ET Sub-Meridian, LLP	—	18,564
ET Sub-Cabot Park, LLC	—	1,305
ET Sub-Cleveland Circle, LLC	—	1,002
	$3,187	$24,033

After giving effect to the Acquisition, the Company has one remaining unconsolidated investment, ET Capital Corp. The Company has a non-voting 95% equity interest in ET Capital Corp. Mr. McCreary owns the voting 5% equity interest.

Summary unaudited financial information as of and for the year ended December 31, 2002 for ET Capital Corp. is as follows (dollars in thousands):

Balance Sheet	
Current assets	$ 290
Notes receivable[1]	3,845
Total assets	4,135
Current liabilities	290
Long-term debt[1]	8,772
Total liabilities	9,062
Deficit	(4,927)

(1) Represents amounts due to/from ElderTrust.

Income Statement	Year Ended December 31, 2002
Interest income	$1,874
Interest expense	488
Bad debt expense	1,308
Net income	131
Percent ownership	95%

In May 2001, ET Capital Corp. was named as a third-party defendant in a complaint filed against Genesis. This lawsuit was settled on December 31, 2002. Under the settlement terms, ET Capital Corp. received $250,000 and was released from any claims under the lawsuit in exchange for forgiving notes totaling $7.8 million plus accrued interest. ET Capital Corp. fully reserved against these loans in 2000.

Summary unaudited financial information for 2001 and 2000 for unconsolidated entities accounted for by the equity method during those years is as follows (dollars in thousands):

	As of and for the Year Ended December 31, 2001				
	ET Sub-Meridian, LLP	ET Capital Corp.	ET Sub-Cabot Park, LLC	ET Sub-Cleveland Circle, LLC	Total
Current assets	$ 984	$ 171	$ 147	$ 223	$ 1,525
Real estate properties[1]	99,522	—	15,996	13,205	128,723
Notes receivable	—	4,116	—	—	4,116
Other assets	—	—	542	513	1,055
Total assets	100,506	4,287	16,685	13,941	135,419
Current liabilities	2,181	325	601	661	3,768
Long-term debt[2]	104,186	9,019	16,492	13,211	142,908
Total Liabilities	108,094	9,344	17,362	14,098	148,898
Total deficit	(7,588)	(5,058)	(677)	(157)	(13,480)
Rental revenue	9,883	—	1,669	1,477	13,029
Interest income	67	2,152	23	22	2,264
Interest expense	8,331	768	1,349	1,028	11,476
Bad debt expense	47	1,552	—	—	1,599
Depreciation/amortization	3,512	—	560	462	4,534
Net loss	(2,013)	(343)	(251)	(24)	(2,631)
Change in long-term debt	(1,195)	(228)	(225)	(302)	(1,950)
Percent ownership	99%	95%	99%	99%	

	As of and for the Year Ended December 31, 2000				
	ET Sub-Meridian, LLP	ET Capital Corp.	ET Sub-Cabot Park, LLC	ET Sub-Cleveland Circle, LLC	Total
Current assets	$ 1,598	$ 131	$ 54	$ 77	$ 1,860
Real estate properties[1]	103,034	—	16,555	13,667	133,256
Notes receivable	—	4,354	—	—	4,354
Other assets	—	270	535	505	1,310
Total assets	104,632	4,755	17,144	14,249	140,780
Current liabilities	3,118	223	585	643	4,569
Long-term debt[2]	105,381	9,247	16,717	13,513	144,858
Total liabilities	110,207	9,469	17,571	14,381	151,628
Total deficit	(5,575)	(4,715)	(426)	(132)	(10,848)
Rental revenue	9,800	—	1,644	1,453	12,897
Interest income	28	890	38	36	992
Interest expense	8,736	726	1,377	1,056	11,895
Bad debt expense	—	7,800	—	—	7,800
Depreciation/amortization	3,513	118	560	462	4,653
Net loss	(2,485)	(7,587)	(285)	(60)	(10,417)
Change in long-term debt	(1,538)	(177)	(203)	(278)	(2,196)
Percent ownership	99%	95%	99%	99%	

(1) Includes properties under capital lease.

(2) Includes capital lease obligations.

In connection with ET Sub-Meridian's acquisition of seven skilled nursing facilities from Genesis, the Company agreed to indemnify the property owners for any loss of deferral of tax benefits prior to August 31, 2008 due to a default under a sublease or if a cure of a default by the Genesis subsidiary leasing the facilities resulted in a taxable event to the owners. The Company also agreed to indemnify Genesis for any amounts expended by Genesis under the back-up indemnity provided by Genesis to the current owners for the same loss.

7. Guidance Line/Bank Credit Facility

On August 30, 2002, ElderTrust entered into the Guidance Line. Funds provided under this agreement to the borrower, ElderTrust Operating Limited Partnership (the "Operating Partnership"), of approximately $3.1 million were used to pay off the existing credit facility, and to pay certain transaction and other costs. ElderTrust has guaranteed the Guidance Line. The previous Bank Credit Facility had an outstanding balance of $7.2 million at December 31, 2001 and a floating interest rate of 3.25% over one-month LIBOR, or 5.125% at August 29, 2002.

The amounts outstanding under the Guidance Line bear interest at a floating rate of 3.25% over LIBOR, or 4.67% at December 31, 2002.

At December 31, 2002, the properties securing the Guidance Line had an aggregate net book value of $38.6 million. During the quarter and twelve months ended December 31, 2002, the Company derived $0.8 million and $3.2 million, respectively, of revenues from these properties.

On January 27, 2003, the Company paid $3.1 million to Wachovia Bank to pay off the balance due under the Guidance Line. As of January 27, 2003, the Company has $7.5 million available to borrow, subject to lender approval and borrowing base limitations.

8. Mortgages, Bonds and Note Payable and Capital Lease Obligations

The following is a summary of mortgages, bonds and note payable and capital lease obligations payable at December 31, 2002 and 2001 (dollars in thousands):

Property	Effective Interest Rate	Maturity Date	Balance at December 31, 2002	Balance at December 31, 2001
DCMH Medical Office Building[a]	8.35%	11/2009	$ 5,638	$ 5,717
Cabot Park[b]	5.80%	1/2037	12,630	—
Cleveland Circle[b]	5.80%	10/2025	10,926	—
Professional Office Building I[a]	8.35%	11/2009	2,485	2,520
Meridian capital lease[b]	7.06%	9/2008***	65,295	—
Meridian note payable[b]	7.06%	9/2008	11,524	—
Pleasant View[a]	8.26%	10/2009	3,743	3,796
Salisbury Medical Office Building[a]	8.16%	10/2009	1,007	1,022
Heritage at North Andover[a]	8.26%	10/2009	8,417	8,537
The Woodbridge				
Bonds due 2005	7.81%*	9/2005	472	610
Bonds due 2025	7.81%*	9/2025	9,411	9,440
Belvedere NRC/Chapel NRC[a]	8.46%	10/2009	18,238	18,490
Highgate at Paoli Pointe Series A Bonds	7.81%*	1/2024	9,424	9,589
Riverview Ridge[a]	7.81%*	1/2020	2,673	2,742
Vernon Court[a]	5.80%*	5/2025	13,540	13,828
Lacey Branch Office Building	7.81%*	10/2022	473	482
Wayne NRC[a]	LIBOR+3.00%	12/2004**	4,600	4,600
Pennsburg Manor NRC/Harston Hall NCH[a]	LIBOR+3.00%	4/2003**	14,900	14,900
Lopatcong Care Center[a]	LIBOR+3.00%	12/2004**	10,500	10,500
Total			$205,896	$106,773

(a) The repayment of principal and interest on these loans is non-recourse to ElderTrust.

(b) Meridian, Cabot and Cleveland were not consolidated as December 31, 2001.

* *The stated interest rates on these mortgages are higher than the effective interest rates because they were adjusted to market rates when the loans were acquired by the Company.*

** *The Company had three non-recourse mortgage loans secured by four properties with an aggregate principal balance of $30 million that matured in December 2002. The Company announced in November 2002 that the maturity date of one loan, secured by Lopatcong property, had been extended until December 1, 2004. In February 2003, the lender also extended a $4.6 million mortgage loan secured by the Wayne property to December 1, 2004. In connection with the extension, the Company made a $1.1 million payment and reduced the balance outstanding from $4.6 million to $3.5 million. The lender has extended the maturity date of the remaining mortgage loan of $14.9 million, which is secured by the Harston Hall and Pennsburg properties, until April 10, 2003 to allow time for the lender and the Company to negotiate a resolution of this loan. If the maturity date of this mortgage is not extended by the lender and the lender foreclosed on these properties securing the mortgages, the Company would lose the properties and the revenues it derives from the properties. Based upon conversations with the lender, several alternatives are available to satisfy the Company's obligation under the loan and that satisfying such alternatives will have no adverse consequences to the Company. At December 31, 2002, the Harston Hall and Pennsburg properties had a net book value of $13.8 million. During 2002, the Company derived $2.0 million of revenue and net income of $0.5 million from the properties. The repayment of principal and interest on these mortgage loans is non-recourse to ElderTrust.*

*** *The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of December 31, 2002 (dollars in thousands):*

2003	$ 4,245
2004	4,245
2005	4,245
2006	4,245
2007	4,245
Thereafter	70,447
Total minimum lease payments	91,672
Less: amount representing interest at 7.06% per annum	26,377
Present value of future minimum lease payments	$65,295

The Company's weighted average effective interest rate on mortgages and bonds payable was 6.75% and 8.09% at December 31, 2002 and 2001, respectively.

Scheduled principal payments and bond sinking fund requirements are as follows (dollars in thousands):

2003	$ 18,358
2004	18,806
2005	3,986
2006	4,285
2007	4,119
Thereafter	91,047
	$140,601

9. Operating Lease

The Company leases its corporate office space from a third party under an operating lease, which expires on September 30, 2007. Under the lease agreement, the Company pays base rent plus its portion of real estate taxes, common area maintenance and operation for the building based upon the ratio of square footage of the leased premises to the square footage of the building. Future minimum rental payments are as follows (amounts in thousands):

2003	$163
2004	168
2005	173
2006	178
2007	136
Total	$818

10. Share Option and Incentive Plans and Other Retirement Arrangements

The Company established the 1998 Share Option and Incentive Plan (the "1998 Plan") for the purpose of attracting and retaining key executive officers and employees, as well as non-employee trustees. A total of 779,340 common shares were reserved for and have been issued under the 1998 Plan as of December 31, 2002. At the time of the Company's initial public offering in January 1998 (the "Offering"), the Company granted options with respect to 504,000 common shares to officers, employees and trustees. The exercise price for such options is the Offering price of $18.00. The term of such options is ten years from the date of grant. Of these options, 150,000 vested immediately, 322,500 vest ratably over three years from the date of grant and 31,500 vest ratably over five years from date of grant. Additional options with respect to 7,500 and 25,000 common shares were granted to a trustee and officer of the Company, respectively, during 1998 at an exercise price of $17.75 and $15.125 per share, respectively. These options vest ratably over three and five years, respectively, and terminate ten years from the date of grant. Additional options of 231,500 were granted during 1999 to a key executive officer and employees of the Company at exercise prices ranging from $5.31 to $6.69 per share. These options vest over three to four years and terminate ten years from the date of grant or three months after termination of employment. During 1999, options of 307,500 were cancelled upon the resignations of a former executive officer and a trustee. Additional options of 323,840 were granted under the 1998 Plan during 2000 to a key executive officer and employees of the Company at exercise prices ranging from $0.75 to $2.75 per share. Of these options, 108,612 vested immediately, 215,228 vest over two years from the date of grant and terminate ten years from the date of grant or three months after termination of employment. Additionally, during 2000, 15,000 options were cancelled upon the resignations of two former trustees. During 2002, options of 6,667 were cancelled upon the resignations of a former executive officer. No common shares are available for future grant or award under the 1998 Plan.

During 1999, the Company established the 1999 Share Option and Incentive Plan (the "1999 Plan") for the purpose of encouraging and enabling the officers, employees, non-employee trustees and other key persons of the Company to acquire a proprietary interest in the Company. A total of 350,000 common shares were reserved for issuance under the 1999 Plan. Options of 43,000 were granted during 2001 from the 1999 Plan to the executive officers and the trustees of the Company at exercise prices ranging from $3.50 to $4.18 per share. Of these options, 8,000 vested immediately and the remaining 35,000 vest ratably on each of the annual anniversaries for the next three years and terminate ten years from the date of grant or three months after termination of employment. Options of 85,500 were granted during 2002 from the 1999 Plan to the executive officers, trustees and employees of the Company at an exercise price of $7.90 per share. Of these options 8,000 vested immediately and the remaining 77,500 vest ratably on each of the annual anniversaries for the next three years and terminate ten years from the date of grant or three months after termination of employment. At December 31, 2002, 129,340 common shares are available for award.

The following summarizes the activity in the 1998 and 1999 Plans for the years ended December 31, 2002, 2001 and 2000:

	2002		2001		2000	
1998 Plan and 1999 Plan	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	697,169	$7.85	871,500	$ 6.47	460,500	$12.06
Options granted	85,500	7.90	43,000	4.08	426,000	0.82
Options exercised	(18,333)	2.46	(217,331)	0.79	—	—
Options forfeited	(6,667)	4.18	—	—	(15,000)	18.00
Options outstanding, end of year	757,669	$8.24	697,169	$ 7.85	871,500	$ 6.47
Options exercisable, end of year	652,202	$8.23	424,934	$10.64	355,833	$ 8.24
Weighted average fair value of options granted during the year (calculated as of the grant date):		$ 6.60		$ 2.17		$ 0.28

Information regarding stock options outstanding and exercisable under the 1998 and 1999 Plans as of December 31, 2002 is as follows:

	Exercise Price Range			
	$0.75–$2.75	$3.50–$5.31	$6.69–$7.90	$15.13–$18.00
Options outstanding at December 31, 2002:				
Shares	195,669	62,500	285,500	214,000
Weighted average exercise price	$0.79	$4.70	$7.05	$17.66
Weighted average remaining contractual life	7.7 years	5.0 years	7.6 years	5.1 years
Options exercisable at December 31, 2002:				
Shares	195,669	45,833	208,000	202,700
Weighted average exercise price	$0.79	$4.89	$6.73	$17.72

The fair value determination was calculated using the Black-Scholes option-pricing model to value all stock options granted in 2002, 2001 and 2000 using the following assumptions:

	2002	2001	2000
Weighted average risk-free interest rate	5.58%	5.4%	6.1%
Expected volatility	81.27%	85.7%	75.7%
Expected dividend yield	7.34%	7.34%	7.71%
Weighted average expected life of options	2.80 years	3.50 years	3.55 years

The Company has established a defined contribution retirement plan covering all eligible employees. Under this plan, eligible employees may make contributions up to the Internal Revenue Service maximum, and the Company is required to make certain minimum contributions. Company contributions to this plan were $24,000 in 2002, $24,000 in 2001 and $16,000 in 2000.

11. Shareholder Rights Plan

On October 13, 1999, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to deter coercive and unfair hostile takeover tactics. Under the Rights Plan, the Company authorized and declared a distribution of one right for each of its outstanding common shares held on the record date of October 29, 1999. Each right upon the occurrence of certain events (a "triggering event") entitles the holder to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share, $0.01 par value per share, of the Company (which is intended to be the economic equivalent of one common share) at an initial purchase price of $35.

The rights are neither exercisable nor traded separately from the common shares unless a triggering event occurs and will expire on October 13, 2009, unless exchanged or redeemed earlier. The rights will be exercisable only if a person or group in the future becomes the beneficial owner of 15% or more of the common shares of the Company, or announces a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of the common shares, subject to certain exceptions. The Company generally may redeem the rights for $0.0005 per right at any time until ten days following the public disclosure that the 15% position has been met. A total of 16,000 preferred shares are reserved for issuance under the rights.

12. Taxes

The Company believes that, commencing with its taxable period ended December 31, 1998, it has been organized and operated in a manner so as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a result, the Company generally will not be subject to income tax on its taxable income at corporate rates to the extent it distributes annually at least 90% of its taxable income, excluding net capital gain, to its shareholders and complies with certain other requirements (although the Company will pay tax to the extent of any taxable income that it retains, even if it qualifies as a REIT). The Company intends to continue to qualify as a REIT and, in light of the Company's net operating losses described below, no provision has been made for income taxes in the accompanying consolidated financial statements.

The following table reconciles net income under accounting principles generally accepted in the United States of America ("GAAP"), to taxable income for the years ended December 31 (dollars in thousands):

	Estimated 2002	2001	2000
GAAP net income (loss)	$ 506	$ 524	$(21,330)
Less: GAAP net income of taxable REIT subsidiaries included above	125	(326)	(6,838)
GAAP net income for REIT operations[(1)]	381	850	(14,492)
Add: Book depreciation and amortization	6,755	5,293	5,550
Less: Tax depreciation and amortization	(6,697)	(5,831)	(7,222)
Bad debt expense—tax	28	(15,438)	9,972
Impairment losses—tax	2,341	423	4,639
Other book/tax differences, net	2,615	4,091	4,608
Net operating loss utilized	(5,423)	—	—
Adjusted taxable income subject to 90% dividend requirement	$ —	$(10,612)	$ 3,055

(1) All adjustments to GAAP net income from REIT operations are net of amounts attributable to minority interest and taxable REIT subsidiaries.

During 2000, the Company recorded significant bad debt expenses due to the Genesis bankruptcy filing related to loans and properties under lease and, as a result, recognized a net loss for financial reporting purposes. For federal income tax purposes, these losses were recorded in 2001 as required under applicable income tax rules. When recognized for federal income tax purposes, these losses reduce the amount otherwise required by the Company to be distributed to meet REIT requirements. Should these losses, when recognized, exceed REIT taxable income computed without regard to these losses, any excess loss ("NOL") amount may be carried forward for deduction in the succeeding year. The estimated NOL carry forward at December 31, 2002 is approximately $7.1 million.

The following is a reconciliation of the Company's dividends paid deduction for the years ended December 31 (dollars in thousands):

	2002	2001	2000
Cash dividends paid	$ —	$ —	$4,272
Less: Portion designated capital gains	—	—	—
Dividends paid deduction	$ —	$ —	$4,272

13. Distributions

The Company must distribute at least 90% of its taxable income, excluding net capital gain, in order to continue to qualify as a REIT. Distributions in a given year may exceed the Company's earnings and profits due to non-cash expenses such as depreciation and amortization. Per share distributions on the Company's common shares include the following categories for income tax purposes:

	2002	2001	2000
Ordinary income	$ —	$ —	$0.5508
Capital gains	—	—	—
Return of capital	—	—	0.0492
	$ —	$ —	$0.6000

Effective for the quarter ended September 30, 2000, the Company suspended the payment of cash distributions to its shareholders. No distributions were made for the years ended December 31, 2002 and 2001.

On December 4, 2002, the Company issued a press release addressing the dividend distribution policy. The Company stated that it intends to resume regular quarterly distributions to the holders of its common shares and that the initial distribution is expected to be declared in mid-April, 2003. The Company estimates that, based upon its current estimate of operations and cash requirements, the per share distribution will be $0.64 per year, or $0.16 per quarter. Distributions by the Company are at the discretion of its Board of Trustees.

14. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

	2002	2001	2000
Income (loss) per share—basic:			
Net income (loss)	$ 506	$ 524	$(21,330)
Weighted average common shares outstanding	7,401	7,184	7,119
Net income (loss) per share from continuing operations	$ 0.10	$ 0.07	$ (3.00)
Net loss on discontinued operations	$(0.03)	—	—
Basic net income (loss) per share	$ 0.07	$ 0.07	$ (3.00)
Income (loss) per share—diluted:			
Net income (loss)	$ 506	$ 524	$(21,330)
Weighted average common shares outstanding	7,401	7,184	7,119
Dilutive common stock equivalents—stock options and warrants	307	258	—
Total weighted average number of diluted shares	7,708	7,442	7,119
Net income (loss) per share from continuing operations	$ 0.10	$ 0.07	$ (3.00)
Net loss on discontinued operations	$(0.03)	—	—
Diluted net income (loss) per share	$ 0.07	$ 0.07	$ (3.00)

Units of ElderTrust Operating Limited Partnership are not included in the determination of weighted average common shares outstanding for purposes of computing diluted income per share since they are antidilutive.

15. Disclosure About Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash and accounts receivable approximates fair value based on the short-term nature of these investments.

The carrying amounts of the Company's Guidance Line and variable rate mortgages payable at December 31, 2002 and 2001 approximate fair value because the borrowings are at variable interest rates. The fair value of the Company's fixed rate note payable, mortgages and bonds payable at December 31, 2002 and 2001 is estimated using discounted cash flow analysis and the Company's current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's fixed rate note payable, mortgages and bonds payable at December 31, 2002 is approximately $116.0 million.

16. Quarterly Financial Information (Unaudited)

The following quarterly financial data summarize the unaudited quarterly results from continuing operations for the years ended December 31, 2002 and 2001 (in thousands, except per share amounts):

	Quarter Ended			
	December 31,[1]	September 30,	June 30,	March 31,
2002				
Revenues from continuing operations	$ 8,199	$5,661	$5,635	$5,834
Income (loss) from continuing operations	(1,084)	671	576	605
Net income (loss)	(1,131)	685	342	610
Net income (loss) per share from continuing operations—basic	(0.15)	0.09	0.08	0.08
Net income (loss) per share from continuing operations—diluted	(0.15)	0.09	0.08	0.08

(1) Includes impairment charge of $0.3 million.

	Quarter Ended			
	December 31,	September 30,	June 30,	March 31,[1]
2001				
Revenues	$ 6,336	$ 6,326	$ 6,366	$ 6,388
Net income (loss) from continuing operations	719	424	331	(925)
Net income (loss)	717	418	328	(931)
Net income (loss) per share from continuing operations—basic	0.09	0.06	0.05	(0.13)
Net income (loss) per share from continuing operations—diluted	0.09	0.06	0.04	(0.12)

(1) Includes impairment charge of $0.5 million.

The following table reconciles previously issued quarterly information to the quarterly information presented above as a result of discontinued operations for the quarter ended March 31 (in thousands, except per share amounts):

	2002	2001
Previously stated revenues	$5,899	$6,441
Revenue from discontinued operations	65	53
Revenue	5,834	6,388
Net income (loss) from continuing operations	610	(931)
Income (loss) from discontinued operations	(5)	6
Net income (loss)	$ 605	$ (925)

The quarters ended June 30, September 30, and December 31, 2002 were stated showing discontinued operations. Therefore, no reconciliation is needed.

17. Related Party Transactions

During September 2002, the Company acquired, or obtained options to acquire, from D. Lee McCreary, Jr., ElderTrust's President and Chief Executive Officer, the controlling 1% ownership interests in three entities that hold leasehold and purchase option rights to seven skilled nursing facilities and that own one independent living and one assisted living facility. Under the terms of the acquisition, the Company acquired Mr. McCreary's interests for approximately $85,000. The options, which the Company intends to exercise upon receipt of lender approval, are exercisable for a combined additional price of approximately $17,000. The purchase prices for Mr. McCreary's interests in the skilled nursing facilities, independent and assisted living facilities were determined based upon the estimated fair market value of the interests acquired. See Note 6 for additional information.

Michael Walker, ElderTrust's Chairman of the Board of Trustees, served as Chief Executive Officer of Genesis from 1985 until May 2002 and as Chairman of the Board of Genesis from 1985 until October 2002. At December 31, 2002, Mr. Walker beneficially owned approximately 8.1% of the common shares of ElderTrust.

18. Minority Interest

The Company owned approximately 96.2% and 94.9% of the Operating Partnership, at December 31, 2002 and 2001, respectively. The ownership interest is represented by 7,540,142 and 7,242,265 units owned as of December 31, 2002 and 2001, respectively. The remaining ownership interests include interests owned directly or indirectly by trustees and officers of the Company and Genesis totaling 295,560 units.

Subject to certain limitations in the Operating Partnership Agreement, the limited partners that hold units in the Operating Partnership have the right to require the redemption of their units at any time ("Unit Redemption Rights"). The Operating Partnership's obligation with respect to the Unit Redemption Rights is that the limited partner will receive cash from the Operating Partnership in an amount equal to the market value of the units to be redeemed. However, in lieu of the Operating Partnership acquiring the units for cash, the Company has the right to elect to acquire the units directly from the limited partner, either for cash or common shares of ElderTrust at the Company's discretion.

19. Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 31, 2002, 2001 and 2000 is as follows (amounts in thousands):

	2002	2001	2000
Non-cash investing and financing activities:			
Assets and liabilities consolidated as a result of the acquisition of controlling interests in Meridian, Cabot and Cleveland:			
Real estate assets	$ 125,498	$ —	$ —
Restricted cash	2,193	—	—
Investments	(18,973)	—	—
Other assets	(1,676)	—	—
Real estate mortgage debt and debt	(103,945)	—	—
Other liabilities	(3,114)	—	—
Minority interest	17	—	—
Conversion of operating partnership units to common stock	$ 1,195	—	—
Acquisition of real estate properties at fair value in exchange for notes receivable	—	$12,650	—
Cash paid for interest	$ 9,734	$11,353	$13,324

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth the high and low sales prices of the Company's common stock on the New York Stock Exchange for the periods indicated. There were no distributions made during these periods. At March 31, 2003, there were approximately 69 holders on record of the Company's common shares.

Quarter Ended	High	Low	Distribution per Share
December 31, 2002	$7.90	$6.06	$—
September 30, 2002	8.00	6.16	—
June 30, 2002	8.46	7.75	—
March 31, 2002	8.49	7.55	—
December 31, 2001	$ 8.85	$ 6.83	$—
September 30, 2001	7.50	5.00	—
June 30, 2001	5.19	3.45	—
March 31, 2001	3.75	2.38	—

On December 4, 2002, the Company issued a press release addressing its dividend distribution policy. The Company stated that it intends to resume regular quarterly distributions to the holders of its common shares and that the initial distribution is expected to be declared in mid-April, 2003. The Company estimates that, based upon its current estimate of operations and cash requirements, the per share distribution will be $0.64 per year, or $0.16 per quarter. To qualify as a REIT, the Company must distribute with respect to each year at least 90% of its taxable income, excluding any net capital gain, to its shareholders.

CORPORATE INFORMATION

Trustees

Michael R. Walker
Chairman—ElderTrust

D. Lee McCreary, Jr.
President, Chief Executive Officer
and Chief Financial Officer—ElderTrust

Rodman W. Moorhead, III
Senior Advisor—
Warburg Pincus, LLC, a private
equity and venture firm

John G. Foos
Chief Financial Officer—
Independence Blue Cross, the largest
health insurer in the Philadelphia,
Pennsylvania region

Harold L. Zuber, Jr.
Executive Vice President and
Chief Financial Officer—
Teleflex Incorporated, a manufacturer of
products and provider of services for the
automotive, marine, industrial, medical,
and aerospace markets worldwide

Executive Officer

D. Lee McCreary, Jr.
President, Chief Executive Officer
and Chief Financial Officer—ElderTrust

Corporate Headquarters

ElderTrust
2711 Centerville Road
Suite 108
Wilmington, DE 19808
Toll free: 1-888-234-7348

2003 Shareholders Meeting

May 23, 2003 at 10:00 a.m. (EST)
The Hotel DuPont
11th & Market Streets
Wilmington, DE 19801

Shareholder Information and 2002 Form 10-K

A shareholder may receive, without charge, a copy of ElderTrust's 2002 Form 10-K Annual Report filed with the Securities and Exchange Commission by written request addressed to Investor Relations at the corporate headquarters address.

Corporate Counsel

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, D.C. 20004

Independent Auditors

KPMG LLP
1660 International Drive
McLean, VA 22102

Registrar & Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
www.melloninvestor.com
Toll free: 1-800-370-1163

Common Share Listing

New York Stock Exchange
Symbol: ETT

Member

National Association of Real Estate
Investment Trusts, Inc. (NAREIT)

Company Web Site

www.eldertrust.com

Cautionary Statements Regarding Forward-Looking Statements

We made statements in this report that are considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 with respect to results of operations and businesses of ElderTrust and its consolidated subsidiaries (collectively, "ElderTrust" or the "Company"). All statements, other than statements of historical facts, included in this report are forward-looking statements within the meaning of the Securities Act and the Exchange Act. In general, these statements are identified by the use of forward-looking words or phrases, including "intended," "will," "should," "could," "may," "continues," "continued," "estimate," "estimated," "expects," "expected," "believes," "anticipates," and "anticipated" or the negative or variations thereof or similar terminology. Because forward-looking statements involve risks and uncertainties, the Company's actual results could differ materially from those expressed or implied by these forward-looking statements.

The statements set forth in this report, including statements concerning the ability of subsidiaries of Genesis Health Ventures, Inc., the Company's principal tenant, and entities in which it has made equity investments to continue to make lease payments to the Company, the Company's ability to extend or restructure a mortgage loan totaling $14.9 million, the maturity date of which has been extended until April 10, 2003, government regulation and the impact of Medicare and Medicaid reimbursement programs on the Company's lessees, certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning the Company's ability to meet its liquidity needs and other statements contained herein regarding matters that are not historical facts identify important factors with respect to these forward-looking statements that could cause actual results to differ materially from those in these forward-looking statements. See also the risks described under "Risk Factors" in the Company's 2002 Form 10-K. Forward-looking statements contained in this report represent the Company's judgment as of the date of this report. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the cautionary statements. The Company disclaims, however, any intent or obligation to update its forward-looking statements.

Designed by Curran & Connors, Inc. / www.curran-connors.com

ElderTrust

2711 Centerville Road
Suite 108
Wilmington, DE 19808

T 888.234.REIT
T 302.993.1022
F 302.993.1023

www.eldertrust.com